DT Asia Investments Limited
Room 1102, 11/F.,
Beautiful Group Tower,
77 Connaught Road Central,
Hong Kong

September 25, 2014

VIA EDGAR
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014, as amended File No. 333-197187

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DT Asia Investments Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, September 29, 2014, or as soon as thereafter practicable.

Please note that we acknowledge the following:

·
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Stephen N. Cannon Stephen N. Cannon Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP